UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				SCHEDULE 13G

		    Under the Securities Exchange Act of 1934
				(Amendment No. )*

NAME OF ISSUER:		Trimble Navigation, Ltd.

TITLE OF CLASS OF SECURITIES:	Common Stock

CUSIP NUMBER:	896239100

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:	December 31, 2015

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		[X] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons  The Bank of New York Mellon Corporation
	IRS Identification Nos. of Above Persons	  IRS No.13-2614959

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      New York

Number of Shares 		(5)  Sole Voting Power          15,713,440
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     17,367,291

				(8)  Shared Dispositive Power        1,020

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   17,548,658

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               7.01%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons              MBC Investments Corporation
	IRS Identification Nos. of Above Persons	  IRS No.51-0301132

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                      Delaware

Number of Shares 		(5)  Sole Voting Power          12,709,476
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     14,720,555

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   14,720,555

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               5.88%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons        BNY Mellon Investment Management
                                          (Jersey) Limited
	IRS Identification Nos. of Above Persons	  IRS No.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        Jersey

Number of Shares 		(5)  Sole Voting Power          11,817,147
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     13,651,951

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   13,651,951

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               5.45%

(12) Type of Reporting Person (See Instructions)		        HC


CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons        BNY Mellon Investment Management
                                          (Europe) Limited
	IRS Identification Nos. of Above Persons	  IRS No.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power          11,817,147
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     13,651,951

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   13,651,951

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               5.45%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons         BNY Mellon Investment Management
                                           Europe Holdings limited
	IRS Identification Nos. of Above Persons	  IRS No.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power          11,817,147
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     13,651,951

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   13,651,951

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               5.45%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons           BNY Mellon International Asset
                                             Management Group Limited
	IRS Identification Nos. of Above Persons	  IRS No.98-0464992

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power          11,817,147
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     13,651,951

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   13,651,951

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               5.45%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons                Newton Management Limited
	IRS Identification Nos. of Above Persons	  IRS No.98-0196145

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power          11,817,147
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     13,651,951

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   13,651,951

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               5.45%

(12) Type of Reporting Person (See Instructions)			HC


CUSIP NUMBER:	896239100

(1)	Names of Reporting Persons     Newton Investment Management Limited
	IRS Identification Nos. of Above Persons	  IRS No.98-0196228

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (   ) (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization                        London

Number of Shares 		(5)  Sole Voting Power          11,703,562
Beneficially
Owned by Each 			(6)  Shared Voting Power                 0
Reporting Person
With				(7)  Sole Dispositive Power     12,579,011

				(8)  Shared Dispositive Power            0

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   12,579,011

(10) Check if the Aggregated Amount in Row (9) Excludes Certain
     Shares (see Instructions)                                       (   )

(11) Percent of Class Represented by Amount in Row (9)               5.02%

(12) Type of Reporting Person (See Instructions)			IA



				SCHEDULE 13G

Item 1(a)    Name of Issuer:	Trimble Navigation, Ltd.

Item 1(b)    Address of Issuer's Principal Executive Office:
                                  935 Stewart Drive
                                  Sunnyvale, CA  94085
                                  United States

Item 2(a)    Name of Person Filing:   The Bank of New York Mellon Corporation
                                      and any other reporting person(s)
                                      identified on the second part of the
                                      cover page(s) and Exhibit I

Item 2(b)     Address of Principal Business Office, or if None, Residence:
                                   C/O The Bank of New York Mellon Corporation
                                       225 Liberty Street
                                       New York, New York 10286
                                       (for all reporting persons)

Item 2(c)     Citizenship:           See cover page and Exhibit I

Item 2(d)     Title of Class of Securities:	Common Stock

CUSIP Number	896239100

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person ") for each reporting person.

           Symbol Category

            BD   =   Broker or Dealer registered under Section 15 of the
                     Securities Exchange Act of 1934

            BK   =   Bank as defined in Section 3(a)(6) of the Securities
                     Exchange Act of 1934

            IV   =   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940

            IA   =   Investment Advisor registered under Section 203 of the
                     Investment Advisors Act of 1940

            EP   =   Employee Benefit Plan, Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     Section 240.13 - d(1)(b)(1)(ii)(F)

            HC   =   Parent Holding Company, in accordance with Section
                     240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of The Bank of New York Mellon Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538 (January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked: (    ) The Bank of New York
Mellon and/or (    ) The Bank of New York Mellon Trust Company, National
Association is/are the trustee of the issuer's employee benefit plan (the
Plan), which is subject to ERISA. The securities reported include all shares held of record by such reporting person(s) as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by The Bank of New York Mellon Corporation on behalf of all reporting entities pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:	 January 26, 2016

THE BANK OF NEW YORK MELLON CORPORATION

By:  /s/ NICHOLAS R. DARROW
--------------------------
  Nicholas R. Darrow
  Senior Vice President
  Attorney-In-Fact for
  The Bank of New York Mellon Corporation


                                   EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of The Bank of New York Mellon Corporation, as marked (X):

(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act" (15 U.S.C. 78c) or "Item 3(j)A non-U.S. institution in accordance with Rule 240.13d-1
     (b)(1)(ii)(J)"

     (X)  The Bank of New York Mellon
     ( )  The Bank of New York Mellon Trust Company, National Association
     (X)  BNY Mellon, National Association
     ( )  BNY Mellon Trust of Delaware

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) An investment adviser in accordance with Section 240.13d-1
     (b)(1)(ii)(E)" or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( )  BNY Mellon ARX Investimentos Ltda (parent holding company of
          BNY Mellon Ativos Financeiros Ltda)
     (X)  The Boston Company Asset Management LLC
     (X) The Dreyfus Corporation (parent holding company of MBSC Securities Corporation)
     ( )  Insight Investment Management (Global) Limited
     (X)  Lockwood Advisors, Inc.
     (X)  Mellon Capital Management Corporation
     (X)  Newton Capital Management Limited
     (X)  Newton Investment Management Limited
     ( )  Standish Mellon Asset Management Company LLC
     ( )  CenterSquare Investment Management, Inc.
     ( )  CenterSquare Investment Management Holdings, Inc.
     ( )  Walter Scott & Partners Limited
     ( )  BNY Mellon Wealth Management, Advisory Services, Inc.
     ( )  BNY Mellon Trust Company(Cayman) Limited
     ( )  BNY Mellon Investment Management Cayman Limited
     ( )  Cutwater Asset Management Corporation
     ( )  Cutwater Investor Services Corporation

(C) The Item 3 classification of each of the subsidiaries listed below is "Item 3(a) Broker or dealer registered under Section 15 of the Act"
     (15 U.S.C. 78c) or "Item 3(j) A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)"

     ( )  BNY Mellon Capital Markets, LLC.
     (X)  MBSC Securities Corporation
     (X)  Pershing LLC

(D) The Item 3 classification of each of the subsidiaries listed below is "Item 3(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)"

     (X)  The Bank of New York Mellon Corporation
     ( )  B.N.Y. Holdings (Delaware) Corporation (parent holding company of
          BNY Mellon Trust of Delaware)
     ( ) Insight Investment Management Limited (parent holding company of Insight Investment Management (Global) Limited)
     (X)  MAM (MA) Holding Trust (parent holding company of Standish
          Mellon Asset Management Company LLC; The Boston Company
          Asset Management LLC)
     (X) MBC Investments Corporation (parent holding company of Mellon Capital Management Corporation;BNY Mellon Investment Management (Jersey) Ltd.)
     (X) BNY Mellon Investment Management (Jersey) Ltd. (parent holding company of BNY Mellon Investment Management (Europe) Ltd.)
     (X) BNY Mellon Investment Management (Europe) Ltd. (parent holding company of BNY Mellon Investment Management Europe Holdings Ltd.;
          BNY Mellon Investment Management Cayman Limited)
     (X) BNY Mellon Investment Management Europe Holdings Ltd. (parent holding company of BNY Mellon International Asset Management Group Limited)
     (X) BNY Mellon International Asset Management Group Limited (parent holding company of Newton Management Limited; BNY Mellon International Asset Management (Holdings) Limited; Insight Investment Management Limited)
     ( ) BNY Mellon Asset Management International Holdings Limited (parent holding company of BNY Mellon Asset Management Japan Limited)
     ( )  Mellon Overseas Investment Corporation (parent holding company to
          BNY Mellon Servicos Financeiros Distribuidora de Titulos e Valores Mobiliarios S.A. and (indirect) BNY Mellon Gestao de Patrimonio Ltda Mellon Canada Holding Company)
     (X) Newton Management Limited (parent holding company of Newton Capital Management Limited; Newton Investment Management Limited)
     (X) Pershing Group LLC (parent holding company of Lockwood Advisors, Inc. and Pershing LLC)
     ( )  The Bank of New York Mellon SA/NV (parent holding company of
          BNY Mellon Service Kapitalanlage-Gesellschaft mbH)
     ( ) BNY Mellon International Asset Management (Holdings) Limited (parent holding company of BNY Mellon International Asset Management (Holdings) No. 1 Limited)
     ( ) BNY Mellon International Asset Management (Holdings) No. 1 Limited (parent holding company of Walter Scott & Partners Limited)
     ( ) Mellon Canada Holding Company (parent holding company of BNY Mellon Wealth Management, Advisory Services, Inc)
     ( )  BNY International Financing Corporation (parent holding company of
          BNY Mellon Trust Company (Cayman) Limited)
     ( )  BNY Capital Markets Holdings, Inc. (parent holding company of
          BNY Mellon Capital Markets, LLC.)
     ( ) Cutwater Holdings LLC (parent holding company of Cutwater Asset Management Corporation; Cutwater Investor Services Corporation)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A), (B), (C) AND (D) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF THE BANK OF NEW YORK MELLON CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON THE BANK OF NEW YORK MELLON CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED
SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR THE BANK OF NEW YORK MELLON CORPORATION).

                           POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned (each a "Company") does hereby make, constitute and appoint each of Kenneth J. Bradle, John E. Thomas, Jr., Nicholas R. Darrow, (and any other employee of The Bank of New York Mellon Corporation, or one of its affiliates, designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings, be they written or oral, required to be made by the Company with respect to securities which may be deemed to be beneficially owned by the Company or under the Company's investment discretion under:

    *the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those filings required to be submitted on Form 13F, Schedule 13G and Form SH, and

    *the laws of any jurisdiction other than the United States of America, including those filings made to disclose securities holdings as required to be submitted to regulatory agencies, exchanges and/or issuers, giving and granting unto each said attorney-in-fact power and authority to correspond with issuers, regulatory authorities, and other entities as is required in support of the filings referenced above, and to act in the premises as fully and to all intents and purposes as the Company might or could do to comply with the applicable regulations if personally present by one of its authorized signatories (including, but not limited to, instructing local counsel on a Company's behalf), hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the Company or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Bank of New York Mellon Corporation or one of its affiliates.

This Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.

-----------------------------------------------------------------------------
|                         Banks/Bank Holding Companies                      |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON                BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GERALD L. HASSELL
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gerald L. Hassell
    Vice Chairman                              President
Date:  October 12, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON                THE BANK OF NEW YORK MELLON

By: /S/ GERALD L. HASSELL                  By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    Gerald L. Hassell                          Donald R. Monks
    President                                  Vice Chairman
Date:  October 12, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON TRUST          THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION              COMPANY, NATIONAL ASSOCIATION

By: /S/ KAREN A. BAYZ                      By: /S/ JOHN A. PARK
    ----------------------                     ---------------------
    Karen A. Bayz                              John A. Park
    Managing Director and                      Executive Vice President
    Chief Financial Officer
Date:  October 13, 2009                    Date:  October 9, 2009


BNY MELLON TRUST OF DELAWARE               BNY MELLON TRUST OF DELAWARE

By: /S/ DAVID B. KUTCH                     By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    David B. Kutch                             Donald R. Monks
    Chairman and                               Senior Executive Vice President
    Chief Executive Officer
Date:  October 12, 2009                    Date:  October 12, 2009


-----------------------------------------------------------------------------
|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC                               BNY MELLON CAPITAL MARKETS

By: /S/ GARY JOHNSON                       By: /S/ GARY STRUMERYER
---------------------                          ----------------------
Gary Johnson                                   Gary Strumeyer
Managing Director                              President
Date:  December 10, 2010                   Date:  January 31, 2014


BNY MELLON ARX INVESTIMENTOS LTDA          BNY MELLON ARX INVESTIMENTOS LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON SERVICOS FINANCEIROS            BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES         DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A                            MOBILIARIOS S.A

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON ARX ATIVOS FINANCEIROS          BNY MELLON ARX ATIVOS FINANCEIROS
LTDA                                       LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON GESTAO DE PATRIMONIO LTDA       BNY MELLON GESTAO DE PATRIMONIO LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


THE BOSTON COMPANY ASSET MANAGEMENT        THE BOSTON COMPANY ASSET MANAGEMENT
LLC                                        LLC

By: /S/ DAVE CAMERON                       By: /S/ JOSEPH P. GENNACO
    ----------------------                     ---------------------
    Dave Cameron                               Joseph P. Gennaco
    Chairman, President and                    Executive Vice President
    Chief Executive Officer                    and Chief Operating Officer
Date:  October 12, 2009                    Date:  October 12, 2009


BNY MELLON ASSET MANAGEMENT JAPAN          BNY MELLON ASSET MANAGEMENT JAPAN
LIMITED                                    LIMITED

By: /S/ SHOGO YAMAGUCHI                    By: /S/ DAVID JIANG
    ----------------------                     ---------------------
    Shogo Yamaguchi                            David Jiang
    President and                              Chairman and
    Representative Director                    Representative Director
Date:  December 29,2009                    Date:  December 29,2009


THE DREYFUS CORPORATION                    INSIGHT INVESTMENT (Global)
                                           MANAGEMENT LIMITED

By: /S/ JAMES BITETTO                      By: /s/ CHARLES FARQUHARSON
    ----------------------                     ----------------------
    James Bitetto                              Charles Farquharson
    Corporate Secretary                        Chief Risk Officer
Date:  October 7, 2009                     Date:  December 04, 2009


LOCKWOOD ADVISORS, INC.

By: /S/ DON MARCHESIELLO
    ----------------------
    Don Marchesiello
    President
Date:  October 6, 2009


MELLON CAPITAL MANAGEMENT                  MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ CHARLES J. JACKLIN                 By: /S/  KENNETH J. BRADLE
    ----------------------                     ---------------------
    Charles J. Jacklin                         Kenneth J. Bradle
    President and CEO                          President
Date:  October 8, 2009                     Date:  October 28, 2009


NEWTON INVESTMENT MANAGEMENT LIMITED       NEWTON CAPITAL MANAGEMENT LIMITED

By: /S/ ANDREW DOWNS                       By: /S/  ANDREW DOWNS
    ----------------------                     ---------------------
    Andrew Downs                               Andrew Downs
    Chief Operating Officer                    Chief Operating Officer
Date:  November 6, 2009                    Date:  November 6, 2009


STANDISH MELLON ASSET MANAGEMENT           PERSHING GROUP LLC
COMPANY LLC

By: /S/ DESMOND MAC INTYRE                 By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    Desmond Mac Intyre                         Brian T. Shea
    President and CEO                          Managing Director
Date: November 19, 2009                     Date:  October 9, 2009


CENTERSQUARE INVESTMENT MANAGEMENT         CENTERSQUARE INVESTMENT MANAGEMENT,
HOLDINGS, INC.                             INC.

By: /S/ R. JOSEPH LAW                      By: /S/ R. JOSEPH LAW
    ----------------------                     ----------------------
    R. Joseph Law                              R. Joseph Law
    Chief Financial and                        Chief Financial and
    Compliance Officer                         Compliance Officer
Date:  June 26, 2013                       Date:  June 26, 2013


WALTER SCOTT & PARTNERS LIMITED            WALTER SCOTT & PARTNERS LIMITED

By: /S/ ANNA NICHOLL                       By: /S/ CAROL-ANN FRASER
    ----------------------                     ---------------------
    Anna Nicholl                               Carol-Ann Fraser
    Chief Compliance Officer                   Compliance Officer
Date: October 8, 2009                      Date: October 8, 2009


BNY MELLON WEALTH MANAGEMENT,              BNY MELLON TRUST COMPANY
 ADVISORY SERVICES, INC.                   (CAYMAN) LIMITED

By: /S/ MARIE-CLAUDE LEPAGE                By: /S/ DONALD J. HEBERLE
    ----------------------                     ---------------------
    Marie-Claude Lepage                        Donald J. Heberle
    Chief Compliance Officer                   Executive Vice President
Date:  May 16, 2013                        Date: December 5, 2012


BNY MELLON INVESTMENT MANAGEMENT           CUTWATER ASSET MANAGEMENT
 CAYMAN LTD.                               CORPORATION

By: /S/ BRENDON J. DONNELLAN               By: /S/ CLIFFORD CORSO
    ----------------------                      --------------------
Brendon J.Donnellan                             Clifford Corso
Director                                        Chief Executive Officer
Date: June 16, 2013                             Date: March 16, 2015


CUTWATER INVESTOR SERVICES CORPORATION

By: /S/ CLIFFORD CORSO
    ---------------------
    Clifford Corso
    Chief Executive Officer
    Date: March 16, 2015


-----------------------------------------------------------------------------
|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION

By: /S/ JOHN A. PARK
    ----------------------
    John A. Park
    Senior Vice President
Date:  October 9, 2009


BNY MELLON ASSET MANAGEMENT                BNY MELLON ASSET MANAGEMENT
INTERNATIONAL HOLDINGS LIMITED             INTERNATIONAL HOLDINGS LIMITED

By: /S/ GREG BRISK                         By: /S/ SHONA SPENCE
    ----------------------                     ---------------------
    Greg Brisk                                 Shona Spence
    Director                                   Director
Date: October 12, 2009                     Date: October 15, 2009


BNY MELLON INTERNATIONAL ASSET
MANAGEMENT GROUP LIMITED

By: /S/ JEREMY N. BASSIL
    ----------------------
    Jeremy N. Bassil
    Director
Date: October 13, 2009


MAM (MA) HOLDING TRUST                     MBC INVESTMENTS CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GORDON MOTTER
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gordon Motter
    President                                  Chairman, President and CEO
Date:  October 9, 2009                     Date:   October 9, 2009


NEWTON MANAGEMENT LIMITED                  NEWTON MANAGEMENT LIMITED

By: /S/ HELENA MORRISSEY                   By: /S/ ANDREW DOWNS
    ----------------------                     ---------------------
    Helena Morrissey                           Andrew Downs
    Director                                   Director
Date: October 15, 2009                     Date:  November 6, 2009


MELLON OVERSEAS INVESTMENT                 INSIGHT INVESTMENT MANAGEMENT
CORPORATION                                LIMITED

By: /S/ JON LITTLE                         By: /S/ CHARLES FARQUHARSON
    ----------------------                     ---------------------
    Jon Little                                 Charles Farquharson
    Chairman, President And                    Chief Risk Officer
    Chief Executive Officer
Date: December 04, 2009                    Date: December 04, 2009


BNY INTERNATIONAL FINANCING                THE BANK OF NEW YORK MELLON SA/NV
CORPORATION

By: /S/ FRED RICCIARDI                     By: /S/ JEAN-CHRISTOPHEMATHONET
    ----------------------                     ----------------------
    Fred Ricciardi                              Jean-ChristopheMathonet
    President                                   Managing Director
Date: August 30, 2010                      Date: October 4, 2010




BNY MELLON INVESTMENT MANAGEMENT           BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED                    (EUROPE)LIMITED

By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: March 14, 2013                           Date: March 14, 2013


BNY MELLON INVESTMENT MANAGEMENT            BNY CAPITAL MARKETS HOLDINGS, INC.
(JERSEY)LIMITED

By: /S/ GREG BRISK                          By: /S/ THOMAS P. GIBBONS
    ----------------------------                ----------------------------
    Greg Brisk                                   Thomas P. Gibbons
    Director                                     Vice Chairman & CFO
Date: March 14, 2013                        Date: January 31, 2014


BNY MELLON INTERNATIONAL ASSET             BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED              MANAGEMENT (HOLDINGS) No. 1 LIMITED

By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: April 5, 2013                        Date: April 5, 2013


MELLON CANADA HOLDING COMPANY              BNY INTERNATIONAL FINANCING
                                           CORPORATION

By: /S/ JOHN REHOB
    ----------------------
    John Rehob
    President
Date:  August 06, 2013


CUTWATER HOLDINGS LLC

By: /S/ CLIFFORD CORSO
    ---------------------
    Clifford Corso
    Chief Executive Officer
    Date: March 16, 2015


-----------------------------------------------------------------------------
|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH

By: /S/ CAROLINE SPECHT
    ----------------------
    Caroline Specht
    Managing Director, Head of
    Business Strategy and Legal
Date: August 24, 2010

                           JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


-----------------------------------------------------------------------------
|                        Banks/Bank Holding Companies                       |
-----------------------------------------------------------------------------

THE BANK OF NEW YORK MELLON                BNY MELLON, NATIONAL ASSOCIATION
CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GERALD L. HASSELL
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gerald L. Hassell
    Vice Chairman                              President
Date:  October 09, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON                THE BANK OF NEW YORK MELLON

By: /S/ GERALD L. HASSELL                  By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    Gerald L. Hassell                          Donald R. Monks
    President                                  Vice Chairman
Date:  October 12, 2009                    Date:  October 12, 2009


THE BANK OF NEW YORK MELLON TRUST          THE BANK OF NEW YORK MELLON TRUST
COMPANY, NATIONAL ASSOCIATION              COMPANY, NATIONAL ASSOCIATION

By: /S/ KAREN A. BAYZ                      By: /S/ JOHN A. PARK
    ----------------------                     ---------------------
    Karen A. Bayz                              John A. Park
    Managing Director and                      Executive Vice President
    Chief Financial Officer
Date:  October 13, 2009                    Date:  October 9, 2009


BNY MELLON TRUST OF DELAWARE               BNY MELLON TRUST OF DELAWARE

By: /S/ DAVID B. KUTCH                    By: /S/ DONALD R. MONKS
    ----------------------                     ---------------------
    David B. Kutch                             Donald R. Monks
    Chairman and                               Senior Executive Vice President
    Chief Executive Officer
Date:  October 12, 2009                    Date:  October 12, 2009


-----------------------------------------------------------------------------
|                   Investment Advisers and/or Broker-Dealers               |
-----------------------------------------------------------------------------

PERSHING LLC                               BNY MELLON CAPITAL MARKETS

By: /S/ GARY JOHNSON                       By: /S/ GARY STRUMERYER
---------------------                          ----------------------
Gary Johnson                                   Gary Strumeyer
Managing Director                              President
Date:  December 10, 2010                   Date:  January 31, 2014


BNY MELLON ARX INVESTIMENTOS LTDA          BNY MELLON ARX INVESTIMENTOS LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON SERVICOS FINANCEIROS            BNY MELLON SERVICOS FINANCEIROS
DISTRIBUIDORA DE TITULOS E VALORES         DISTRIBUIDORA DE TITULOS E VALORES
MOBILIARIOS S.A                            MOBILIARIOS S.A

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON ARX ATIVOS FINANCEIROS          BNY MELLON ARX ATIVOS FINANCEIROS
LTDA                                       LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


BNY MELLON GESTAO DE PATRIMONIO LTDA       BNY MELLON GESTAO DE PATRIMONIO LTDA

By: /S/ JOSE CARLOS LOPES XAVIER           By: /S/ MARCELO PERIERA DA SILVA
        DE OLIVEIRA
    ----------------------                     ---------------------
    Jose Carlos Lopes Xavier De Oliveira       Marcelo Periera da Silva
    Chief Executive Officer                    Chief Financial Officer
Date:  January 4, 2010                     Date:  January 4, 2010


THE BOSTON COMPANY ASSET MANAGEMENT        THE BOSTON COMPANY ASSET MANAGEMENT
LLC                                        LLC

By: /S/ DAVE CAMERON                       By: /S/ JOSEPH P. GENNACO
    ----------------------                     ---------------------
    Dave Cameron                               Joseph P. Gennaco
    Chairman, President and                    Executive Vice President
    Chief Executive Officer                    and Chief Operating Officer
Date:  October 12, 2009                    Date:  October 12, 2009


BNY MELLON ASSET MANAGEMENT JAPAN          BNY MELLON ASSET MANAGEMENT JAPAN
LIMITED                                    LIMITED

By: /S/ SHOGO YAMAGUCHI                    By: /S/ DAVID JIANG
    ----------------------                     ---------------------
    Shogo Yamaguchi                            David Jiang
    President and                              Chairman and
    Representative Director                    Representative Director
Date:  December 29,2009                    Date:  December 29,2009


THE DREYFUS CORPORATION                    INSIGHT INVESTMENT (Global)
                                           MANAGEMENT LIMITED

By: /S/ JAMES BITETTO                      By: /s/ CHARLES FARQUHARSON
    ----------------------                     ----------------------
    James Bitetto                              Charles Farquharson
    Corporate Secretary                        Chief Risk Officer
Date:  October 7, 2009                     Date:  December 04, 2009


LOCKWOOD ADVISORS, INC.

By: /S/ DON MARCHESIELLO
    ----------------------
    Don Marchesiello
    President
Date:  October 6, 2009


MELLON CAPITAL MANAGEMENT                  MBSC SECURITIES CORPORATION
CORPORATION

By: /S/ CHARLES J. JACKLIN                 By: /S/  KENNETH J. BRADLE
    ----------------------                     ---------------------
    Charles J. Jacklin                         Kenneth J. Bradle
    President and CEO                          President
Date:  October 8, 2009                     Date:  October 28, 2009


NEWTON INVESTMENT MANAGEMENT LIMITED       NEWTON CAPITAL MANAGEMENT LIMITED

By: /S/ ANDREW DOWNS                       By: /S/  ANDREW DOWNS
    ----------------------                     ---------------------
    Andrew Downs                               Andrew Downs
    Chief Operating Officer                    Chief Operating Officer
Date:  November 6, 2009                    Date:  November 6, 2009


STANDISH MELLON ASSET MANAGEMENT           PERSHING GROUP LLC
COMPANY LLC

By: /S/ DESMOND MAC INTYRE                 By: /S/ BRIAN T. SHEA
    ----------------------                     ---------------------
    Desmond Mac Intyre                         Brian T. Shea
    President and CEO                          Managing Director
Date: November 19, 2009                     Date:  October 9, 2009


CENTERSQUARE INVESTMENT MANAGEMENT         CENTERSQUARE INVESTMENT MANAGEMENT,
HOLDINGS, INC.                             INC.
By: /S/ R. JOSEPH LAW                      By: /S/ R. JOSEPH LAW
    ----------------------                     ----------------------
    R. Joseph Law                              R. Joseph Law
    Chief Financial and                        Chief Financial and
    Compliance Officer                         Compliance Officer
Date:  June 26, 2013                       Date:  June 26, 2013


WALTER SCOTT & PARTNERS LIMITED            WALTER SCOTT & PARTNERS LIMITED

By: /S/ ANNA NICHOLL                       By: /S/ CAROL-ANN FRASER
    ----------------------                     ---------------------
    Anna Nicholl                               Carol-Ann Fraser
    Chief Compliance Officer                   Compliance Officer
Date: October 8, 2009                      Date: October 8, 2009


BNY MELLON WEALTH MANAGEMENT,              BNY MELLON TRUST COMPANY
 ADVISORY SERVICES, INC.                   (CAYMAN) LIMITED

By: /S/ MARIE-CLAUDE LEPAGE                 By: /S/ DONALD J. HEBERLE
    ----------------------                      --------------------
    Marie-Claude Lepage                         Donald J. Heberle
    Chief Compliance Officer                    Executive Vice President
Date:  May 16, 2013                        Date: December 5, 2012


BNY MELLON INVESTMENT MANAGEMENT           CUTWATER ASSET MANAGEMENT
 CAYMAN LTD.                               CORPORATION

By: /S/ BRENDON J. DONNELLAN               By: /S/ CLIFFORD CORSO
    ----------------------                      --------------------
Brendon J.Donnellan                             Clifford Corso
Director                                        Chief Executive Officer
Date: June 16, 2013                             Date: March 16, 2015


CUTWATER INVESTOR SERVICES CORPORATION

By: /S/ CLIFFORD CORSO
    ---------------------
    Clifford Corso
    Chief Executive Officer
    Date: March 16, 2015


-----------------------------------------------------------------------------
|                   Parent Holding Companies/Control Persons                |
-----------------------------------------------------------------------------

B.N.Y. HOLDINGS (DELAWARE) CORPORATION

By: /S/ JOHN A. PARK
    ----------------------
    John A. Park
    Senior Vice President
Date:  October 9, 2009


BNY MELLON ASSET MANAGEMENT                BNY MELLON ASSET MANAGEMENT
INTERNATIONAL HOLDINGS LIMITED             INTERNATIONAL HOLDINGS LIMITED

By: /S/ GREG BRISK                         By: /S/ SHONA SPENCE
    ----------------------                     ---------------------
    Greg Brisk                                 Shona Spence
    Director                                   Director
Date: October 12, 2009                     Date: October 15, 2009


BNY MELLON INTERNATIONAL ASSET
MANAGEMENT GROUP LIMITED

By: /S/ JEREMY N. BASSIL
    ----------------------
    Jeremy N. Bassil
    Director
Date: October 13, 2009


MAM (MA) HOLDING TRUST                     MBC INVESTMENTS CORPORATION

By: /S/ RONALD P. O'HANLEY                 By: /S/ GORDON MOTTER
    ----------------------                     ---------------------
    Ronald P. O'Hanley                         Gordon Motter
    President                                  Chairman, President and CEO
Date:  October 9, 2009                     Date:   October 9, 2009


NEWTON MANAGEMENT LIMITED                  NEWTON MANAGEMENT LIMITED

By: /S/ HELENA MORRISSEY                   By: /S/ ANDREW DOWNS
    ----------------------                     ---------------------
    Helena Morrissey                           Andrew Downs
    Director                                   Director
Date: October 15, 2009                     Date:  November 6, 2009


MELLON OVERSEAS INVESTMENT                 INSIGHT INVESTMENT MANAGEMENT
CORPORATION                                LIMITED

By: /S/ JON LITTLE                         By: /S/ CHARLES FARQUHARSON
    ----------------------                     ---------------------
    Jon Little                                 Charles Farquharson
    Chairman, President And                    Chief Risk Officer
    Chief Executive Officer
Date: December 04, 2009                    Date: December 04, 2009


BNY INTERNATIONAL FINANCING                THE BANK OF NEW YORK MELLON SA/NV
CORPORATION

By: /S/ FRED RICCIARDI                     By: /S/ JEAN-CHRISTOPHEMATHONET
    ----------------------                     ----------------------
    Fred Ricciardi                              Jean-ChristopheMathonet
    President                                   Managing Director
Date: August 30, 2010                      Date: October 4, 2010




BNY MELLON INVESTMENT MANAGEMENT           BNY MELLON INVESTMENT MANAGEMENT
EUROPE HOLDINGS LIMITED                    (EUROPE)LIMITED

By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: March 14, 2013                           Date: March 14, 2013


BNY MELLON INVESTMENT MANAGEMENT            BNY CAPITAL MARKETS HOLDINGS, INC.
(JERSEY)LIMITED

By: /S/ GREG BRISK                          By: /S/ THOMAS P. GIBBONS
    ----------------------------                ----------------------------
    Greg Brisk                                   Thomas P. Gibbons
    Director                                     Vice Chairman & CFO
Date: March 14, 2013                        Date: January 31, 2014


BNY MELLON INTERNATIONAL ASSET             BNY MELLON INTERNATIONAL ASSET
MANAGEMENT (HOLDINGS) LIMITED              MANAGEMENT (HOLDINGS) No. 1 LIMITED
By: /S/ GREG BRISK                         By: /S/ GREG BRISK
    ----------------------------               -----------------------------
    Greg Brisk                                 Greg Brisk
    Director                                   Director
Date: April 5, 2013                        Date: April 5, 2013


MELLON CANADA HOLDING COMPANY              BNY INTERNATIONAL FINANCING
                                           CORPORATION
By: /S/ JOHN REHOB
    ----------------------
    John Rehob
    President
Date:  August 06, 2013


CUTWATER HOLDINGS LLC

By: /S/ CLIFFORD CORSO
    ---------------------
    Clifford Corso
    Chief Executive Officer
    Date: March 16, 2015


-----------------------------------------------------------------------------
|                             Fund Administrators                           |
-----------------------------------------------------------------------------

BNY MELLON SERVICE KAPITALANLAGE-
GESELLSCHAFT mbH

By: /S/ CAROLINE SPECHT
    ----------------------
    Caroline Specht
    Managing Director, Head of
    Business Strategy and Legal
Date: August 24, 2010